File by Yamana Gold Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.
Commission File Number: 001-12003
Date: June 27, 2007

NEWS RELEASE

YAMANA ANNOUNCES AGREEMENT WITH NORTHERN ORION AND PROPOSAL
TO MERIDIAN GOLD TO CREATE PRE-EMINENT MID-TIER GOLD PRODUCER

Toronto, Ontario, June 27, 2007 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) and Northern Orion Resources Inc. (TSX:NNO; AMEX:NTO) today announced that they have entered into a business combination agreement and a concurrent proposal has been made to Meridian Gold Inc. with respect to the combination of the three companies.

The contemplated terms for the three-way transaction are as follows:

Meridian shareholders would receive 2.235 of a Yamana share plus C$3.15 in cash which, based on Yamana’s closing share price of C$13.02 on June 27, 2007, equates to total consideration of C$32.25 per share. The cash and share consideration represents a spot premium of approximately 23% over Meridian’s closing share price on June 27, 2007, and a premium of approximately 24.4% based on the 20-day average closing price.

Northern Orion shareholders would receive 0.543 of a Yamana share which, based on Yamana’s closing share price on June 27, 2007, equates to a value of C$7.07 per share. Holders of Northern Orion warrants and other convertible securities will be entitled to receive, or will receive a security in exchange that will entitle them to receive, on exercise 0.543 of a Yamana share in lieu of a Northern Orion share and otherwise on the same terms as the original security. The share consideration represents a spot premium of approximately 21.3% over Northern Orion’s closing share price on June 27, 2007, and a premium of approximately 28.3% based on the 20-day average closing price.

The strategic combination would result in the creation of a pre-eminent mid-tier gold producer with the following attributes:

A Leader in Production Growth

•                  estimated annual gold production increasing to more than 1.4 million ounces by 2009 from a combined base in 2006 of approximately 660,000 ounces

Ultra-Low Cash Cost Producer

•                  sustainable negative cash operating costs with a projected 2007-2010 average of less than negative US$100 per ounce, net of by-product copper credits

Average Operating Cash Flow of More Than US$600 Million per Year

•                  projected cash balance growing to approximately US$2.4 billion by late 2010 (fully diluted basis)

Strong Balance Sheet

•                  initial net cash balance of approximately US$575 million (fully diluted basis)

Highly Liquid Gold Vehicle

•                  combined historical average daily trading volume of more than C$160 million through three leading global stock exchanges

Unparalleled Latin American Operating Base

•                  six principal mining and development projects in Brazil, Chile and Argentina estimated to account for over 73% of the combined company’s pro-forma net asset value

Reserves Plus Measured and Indicated Resources Totaling 27.7 Million Ounces of Gold

•                  additional inferred resources of over 13 million ounces of gold

•                  estimated average mine life currently in excess of 12 years

To complete the transaction, Yamana would issue approximately 309.4 million new common shares (225.7 million and 83.7 million common shares to Meridian and Northern Orion shareholders, respectively) plus cash consideration of US$300 million to Meridian shareholders. On an issued basis, the pro rata shareholdings are anticipated to be:  53.4% existing Yamana shareholders, 34% existing Meridian shareholders and 12.6% existing Northern Orion shareholders.

Yamana and Northern Orion have entered into an agreement pursuant to which Yamana will acquire all of the issued and outstanding securities of Northern Orion, subject to the requirement that Yamana acquire at least 66 2/3% of the issued and outstanding common shares of Meridian, calculated on a fully-diluted basis. It is anticipated that the Northern Orion transaction will be structured as a statutory plan of arrangement. The acquisition of Northern Orion by Yamana has the unanimous support of the Boards of Directors of both Northern Orion and Yamana. GMP Securities L.P. has provided its opinion to the Board of Directors of Northern Orion that the consideration to be offered to Northern Orion shareholders pursuant to the agreement with Yamana is fair, from a financial point of view to the shareholders of Northern Orion other than Yamana. Under certain circumstances, a termination fee of C$35 million, and under certain additional circumstances C$50 million, would be payable by Northern Orion to Yamana. Northern Orion has agreed to carry on business in the usual course and not to enter into any agreements outside of the ordinary course in respect of its assets other than certain specified transactions. The business combination with Northern Orion is subject to customary conditions, including definitive documentation, receipt of all requisite third party and regulatory approvals and consents, court approval and approval by shareholders of Northern Orion. A copy of the agreement between Yamana and Northern Orion will be filed under the profiles of the companies on www.sedar.com and on the SEC’s website at www.sec.gov.

In the event a consensual transaction with Meridian cannot be reached, Yamana has agreed with Northern Orion to commence an offer to acquire 100% of the outstanding common shares of Meridian on the terms of the proposal made to Meridian within 30 days, subject to certain conditions. As part of the transaction, Northern Orion has committed to fund US$200 million of the US$300 million cash component of the Meridian offer, subject to definitive documentation. The loan is not conditional upon the completion of the transaction with Northern Orion, will be secured by shares of Meridian acquired by Yamana, will bear interest at LIBOR plus 2% and will be repayable on the earlier of 12 months following the initial drawdown and 30 days following acquisition by Yamana of 100% of the fully diluted issued and outstanding shares of Meridian. The first drawdown is conditional upon at least 66 2/3 of the fully diluted issued and outstanding shares of Meridian having been tendered, and not withdrawn, to Yamana’s offer. The US$100 million balance of the cash portion of the consideration to be offered to Meridian shareholders will be funded from Yamana’s existing US$200 million revolving credit facility which the lenders have agreed to increase to US$300 million, subject to definitive documentation.

Yamana’s lead financial advisors are Genuity Capital Markets and Canaccord Capital Corporation and its legal advisor is Cassels Brock & Blackwell LLP. Ongoing advisory services are also being provided to Yamana by Wellington West Capital Markets. Endeavour Financial International Corporation and GMP Securities L.P. are financial advisors to the Board of Directors of Northern Orion. Northern Orion’s legal advisors are DuMoulin Black LLP and Blake, Cassels & Graydon LLP.

Commenting on the transaction, Peter Marrone, chairman and chief executive officer of Yamana said, “The strong merits of the proposed transaction compelled us to agree to terms with Northern Orion and approach Meridian. The combination of Yamana, Northern Orion and Meridian makes sense from a strategic and geographic perspective and we believe that the proposed structure is a creative way to unlock value for all shareholders involved. The three-way transaction would be accretive to Yamana’s net asset value and long-term earnings and cash flow, while delivering a meaningful premium to Meridian and Northern Orion shareholders. Following the transaction, the combined company could look forward to improved market multiples reflective of the new company’s scale of operations.”

“It is Yamana’s desire that this proposal to Meridian be considered in the friendly manner in which it is being presented – a win-win-win for three successful companies and their respective shareholders,” said Mr. Marrone. “We would encourage constructive discussions in this regard.”

David Cohen, president and chief executive officer of Northern Orion added, “The operating base of the combined entity would be unparalleled in Latin America. We believe that bringing our collective expertise together in the areas in which we operate should result in further opportunities to deliver value for shareholders. We will have a solid platform for further growth in our core areas of Brazil, Chile, Argentina and Central America. From this platform, and with the significant cash flow that will be generated, the combined company will be well positioned to create further shareholder value through additional growth throughout the Americas.”

The combined company offers a solid foundation of nine operating mines, and an unparalleled pipeline of six development projects and a leading presence in Latin America. Yamana estimates that six core assets of the combined company will account for more than 73% of the combined company’s pro-forma net asset value. A brief summary of these core assets is as follows:

Chapada (Brazil): open-pit copper and gold mine with conventional milling facilities that produce a copper/gold concentrate. Commercial production for the mine was achieved in February 2007, and production is projected at approximately 180,000 to 205,000 ounces of gold and 130 to 145 million pounds of copper this year. Operating costs of production on a co-product basis in Q1 2007 were US$187 per ounce of gold and US$0.66 per pound of copper, and on a by-product basis was negative ($1,077) per ounce of gold. Chapada’s mine life is projected at approximately 19 years.

El Penon (Chile): high grade underground mine with average grades of approximately 8 grams per tonne of gold and 231 grams per tonne of silver. El Penon has been a flagship operation since 1999 and 2006 production was 230,100 ounces at a cash operating cost of negative US$68 per ounce net of silver by-product credits. El Penon currently has measured and indicated resources totaling 2,902,000 ounces of gold and 106 million ounces of silver.

Alumbrera/Agua Rica (Argentina): 12.5% equity interest in the Alumbrera copper/gold /molybdenum mine, plus 100% interest in the feasibility-stage Agua Rica project. Alumbrera is operated by Xstrata is projected to produce about 190,000 tonnes of copper, 500,000 ounces of gold and 2,200 tonnes of molybdenum annually (100% basis). Reserves currently support a mine life through to 2016. Agua Rica has the potential to be developed either as a stand-alone project with annual production projected at approximately 136,000 tonnes of copper, 130,000 ounces of gold and 7 million tonnes of molybdenum, or on an integrated basis with the Alumbrera complex which could potentially extend Alumbrera’s mine life through to 2032.

Jacobina (Brazil):  underground gold operation producing over 62,000 ounces in 2006, and projected to reach over 200,000 ounces by 2008 through developing and bringing on stream several underground mines, and expanding the processing plant. Jacobina’s mine life is currently projected to be approximately 10-12 years. The Jacobina property encompasses upwards of 155 kilometres of exploration concessions along historical gold occurrances in the Bahia Gold Belt.

Gualcamayo (Argentina):  advanced stage development project with a first phase open pit heap leach feasibility study expected by mid 2007. Production is estimated at 200,000 sustainable ounces annually by Q3 2008. Drilling results to date show potential to expand the global resource base at Gualcamayo at higher grades and to expand the limits of the deposit.

São Francisco (Brazil):  open-pit, gravity heap-leach gold project. Commercial production was achieved in August 2006, and over 80,000 ounces of gold were produced to the end of 2006. As the operation ramps up, annual production is estimated to be in the range of 125,000 to 135,000 ounces of gold starting in 2007. São Francisco’s mine life is projected to be in excess of 10 years.

Conference Call
Yamana and Northern Orion will host a joint conference call and audio webcast to discuss the proposed transaction on June 28, 2007 at 11:00 a.m. (EST).

Conference Call Information:
Toll Free (North America):		800-732-9303
International:		416-644-3418
Participant Audio Webcast:		www.yamana.com

Conference Call REPLAY:
Replay Call:	416-640-1917	Passcode 21238484#
Replay Toll Free Call:	877-289-8525	Passcode 21238484#

The conference call replay will be available from 1:20 pm EST on June 28, 2007 until 11:59 pm EST on July 6, 2007.

About Northern Orion

Northern Orion Resources Inc. is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina. Northern Orion principal mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine, a copper/gold mine in Catamarca Province, Argentina, and a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) also in Catamarca Province, Argentina. Northern Orion recently completed an update to the feasibility study for the development of the Agua Rica project.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

YAMANA GOLD INC.	Jodi Peake
Peter Marrone	Director, Investor Relations
Chairman & Chief Executive Officer	(416) 815-0220
(416) 815-0220	Email: investor@yamana.com
Email: investor@yamana.com	www.yamana.com
www.yamana.com

NORTHERN ORION RESOURCES INC.
David Cohen
Chief Executive Officer
(604) 689-9663 or 1-866-608-9970
Email: info@northernorion.com
www.northernorion.com

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

If an offer is commenced, Yamana will file with the U.S. Securities and Exchange Commission a Registration Statement, which will include the offer and take-over bid circular relating to the Meridian offer. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, once they have been mailed, on Yamana’s website or by directing a request to Yamana’s investor relations department.

FORWARD-LOOKING STATEMENTS: This news release and information contained in the attachments hereto contain certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian and estimated production and mine life of the various mineral projects of Yamana, Northern Orion or Meridian. Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Northern Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Northern Orion filed with the United States Securities and Exchange Commission.  Although Yamana and Northern Orion have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.

Yamana Gold Inc.

Reserves and Resources - December 31, 2006

Mineral Reserves (Proven and Probable)

	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Gold
Fazenda Brasileiro	2,193	3.34	235.4	254	2.39	19.5	2,447	3.24	254.9
C1-Santa Luz	—	—	—	9,200	1.88	556.0	9,200	1.88	556.0
Fazenda Nova	786	0.75	18.9	257	0.62	5.1	1,043	0.72	24.1
Jacobina	1,869	2.50	150.0	15,313	2.10	1,035.0	17,181	2.14	1,185.0
Sao Francisco - Main Ore	15,674	1.25	630.4	14,909	1.17	562.3	30,583	1.21	1,192.7
Sao Francisco - ROM Ore	13,940	0.25	110.7	14,771	0.24	112.6	28,711	0.24	223.3
Total Sao Francisco	29,614	0.78	741.1	29,680	0.71	674.8	59,294	0.74	1,416.0
Sao Vicente - Main Ore	6,580	1.06	224.8	2,854	0.90	82.2	9,434	1.01	307.0
Sao Vicente - ROM Ore	1,694	0.27	14.5	1,932	0.33	20.4	3,626	0.30	34.9
Total Sao Vicente	8,274	0.90	239.3	4,786	0.67	102.6	13,060	0.81	341.9
Chapada	20,002	0.34	218.6	282,992	0.25	2,290.6	302,994	0.26	2,509.2
San Andres (1)	5,939	0.77	147.8	15,806	0.69	351.6	21,745	0.71	499.4
Total Gold Reserves	68,677	0.79	1,751	358,288	0.44	5,035	426,964	0.49	6,786

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Copper
Chapada	20,002	0.42%	184.6	282,992	0.34%	2,126.3	302,994	0.35%	2,310.9

Mineral Resources (Measured, Indicated and Inferred) (Measured and Indicated include Reserves as outlined above)

	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Gold
Fazenda Brasileiro	3,352	3.26	351.7	900	2.87	83.2	4,252	3.18	434.9	686	4.30	94.9
C1-Santa Luz	—	—	—	19,608	1.65	1,040.8	19,608	1.65	1,040.8	8,586	1.46	402.1
Fazenda Nova	1,046	0.99	33.4	214	1.17	8.1	1,261	1.02	41.5	118	1.05	4.0
Jacobina	9,038	2.15	624.0	31,198	2.29	2,300.3	40,236	2.26	2,924.3	45,657	2.84	4,164.4
Sao Francisco - Main Ore	18,861	1.19	720.5	23,422	1.06	798.3	42,284	1.12	1,518.9	33,686	0.81	875.2
Sao Francisco - ROM Ore	17,762	0.24	139.0	28,083	0.23	208.9	45,845	0.24	347.9	76,995	0.23	561.1
Total Sao Francisco	36,623	0.73	859.5	51,505	0.61	1,007.2	88,128	0.66	1,866.8	110,682	0.40	1,436.3
Sao Vicente	14,490	0.77	357.3	10,992	0.70	247.7	25,482	0.74	605.1	3,623	0.87	101.2
Ernesto	—	—	—	1,520	3.66	178.9	1,520	3.66	178.9	2,144	2.61	179.6
Chapada	25,058	0.30	241.7	395,463	0.22	2,790.4	420,521	0.22	3,032.1	250,693	0.15	1,223.5
San Andres (1)	14,748	0.70	326.0	47,550	0.64	964.0	62,298	0.66	1,290.0	1,339	0.53	22.0
Gualcamayo	6,923	1.15	255.9	69,161	0.91	2,028.5	76,084	0.93	2,284.4	16,765	1.29	698.0
Total Gold Resources	111,279	0.85	3,050	628,111	0.53	10,649	739,389	0.58	13,699	440,291	0.59	8,326

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Copper
Chapada	25,058	0.34%	187.7	395,463	0.30%	2,613.3	420,521	0.30%	2,801.0	250,693	0.25%	1,392.3

(1) As of October 31, 2006

The foregoing information has been reviewed by Evandro Cintra, Vice-President Exploration of Yamana as “qualified person” under National Instrument 43-101.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources are not mineral reserves and have not demonstrated economic viability. Other than as disclosed, the effective date, details of key assumptions, parameters and methods used in the foregoing estimates and other information is disclosed in the Annual Information Form of Yamana for the year ended December 31, 2006 available under Yamana’s profile at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Northern Orion Resources Inc. Reserves and Resources

Total - Proven and Probable Reserves (2)

		Grade			Contained Metal
	Tonnes	Cu (%)	Mo (%)	Au (g/t)	Cu (lbs)	Mo (lbs)	Au (oz)
Alumbrera (1)	48,000,000	0.45%	0.014%	0.48	473,000,000	14,654,000	735,000
Agua Rica	730,700,000	0.50%	0.033%	0.23	8,054,506,000	531,597,000	5,403,000

Total – Measured and Indicated Resources (2)

		Grade			Contained Metal
	Tonnes	Cu (%)	Mo (%)	Au (g/t)	Cu (lbs)	Mo (lbs)	Au (oz)
Alumbrera (1)	50,500,000	0.45%	0.014%	0.47	493,000,000	15,582,000	763,000
Agua Rica	1,110,000,000	0.47%	0.033%	0.21	11,501,398,000	807,545,000	7,494,000

Total – Inferred Resources

		Grade			Contained Metal
	Tonnes	Cu (%)	Mo (%)	Au (g/t)	Cu (lbs)	Mo (lbs)	Au (oz)
Alumbrera (1)
Agua Rica	651,000,000	0.34%	0.034%	0.12	4,879,662,000	487,966,000	2,512,000

(1)                                  The reserves and resources at Alumbrera are based on the JORC Code. The reserves and resources shown for Alumbrera are Northern Orion’s 12.5% ownership of the mine.

(2)                                  Measured and Indicated Resources include the Proven and Probable Reserves

The foregoing information was prepared under the supervision of Brian Montpellier, P.Eng V.P. Project Development of Northern Orion and a qualified person under National Instrument 43-101.

Mineral resources that are not mineral reserves have not demonstrated economic viability. The effective date, details of key assumptions, parameters and methods used in the foregoing estimates and other information is disclosed in the Northern Orion Annual Information Form and the report titled “Agua Rica Independent Technical Report NI 43-101” dated December 10, 2006 available under Northern Orion’s profile at www.sedar.com.

Cautionary Note to United States Readers Concerning Estimates of Measured, Indicated and

Inferred Resources

This news release and the disclosure relating to Northern Orion referred herein and in other disclosure documents of Northern Orion referenced in this news release  uses the terms “Measured,” “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission  does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Meridian Gold Inc. Reserves and Resources

Total - Proven and Probable Reserves

		Grade			Contained Metal
	Tonnes	Zn (%)	Ag (g/t)	Au (g/t)	Zn (tonnes)	Ag (oz)	Au (oz)
El Penon	9,300,000		275	6.6		81,791,000	1,967,000
Minera Florida	2,200,000	1.5%	27	5.3	31,252,000	1,878,000	369,000
Rossi
Esquel
Total	11,500,000	1.5%	226	6.3	31,252,000	83,669,000	2,336,000

Total - Measured and Indicated Resources

		Grade			Contained Metal
	Tonnes	Zn (%)	Ag (g/t)	Au (g/t)	Zn (lbs)	Ag (oz)	Au (oz)
El Penon	3,600,000		208	8.1		24,021,000	935,000
Minera Florida	2,000,000	1.2%	17	4.6	23,721,000	1,080,000	289,000
Rossi	200,000			15.4			109,000
Esquel	4,700,000		23	15.0		3,523,000	2,286,000
Total	10,500,000	1.2%	85	10.7	23,721,000	28,624,000	3,619,000

Total - Inferred Resources

		Grade			Contained Metal
	Tonnes	Zn (%)	Ag (g/t)	Au (g/t)	Zn (lbs)	Ag (oz)	Au (oz)
El Penon	2,500,000		263	7.9		20,759,000	626,000
Minera Florida	2,900,000	1.4%	30	5.5	39,348,000	2,752,000	504,000
Rossi	300,000			12.9			133,000
Esquel	900,000		21	9.9		575,000	274,000
Total	6,600,000	1.4%	114	7.2	39,348,000	24,086,000	1,537,000

Source: Meridian Gold Inc. 2006 Annual Report (available under Meridian Gold Inc.’s profile at www.sedar.com)